(LETTERHEAD OF HOLLANDER, LUMER & CO. LLP)


August 17, 2000


Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 - Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs:

I have read the draft of Nurescell Inc. ("the Company") Form 8-K, ITEM 4. Please be advised that Hollander, Lumer & Co. LLP ("HL") does not concur with the reasons and statements set forth in such document. A copy of such draft is included.

During the course of our audit of the Company's financial statements for the year ended March 31, 2000, HL had several discussions with the Company and its internal accountant a CPA, to discuss and explain the accounting treatment for non-cash compensation. The financial statements, as originally presented to us did in fact include some stock-based compensation (SAS 123). However, as the result of our audit, we proposed several additional adjustments and corrected some of the original valuations. Upon completion of our audit, we had a teleconference meeting with the audit committee and the Chief Financial Officer ("CFO"). During that meeting, we once again discussed and explained the appropriate accounting treatment for non-cash compensation. There was no disagreement on the accounting policy. The issue was "amount of" not application of principle.

Sometime approximately two weeks prior to the anticipated completion of our firms review of the first quarter Form 10-QSB I had a conversation with Mr. William Wilson, Chairman of the Board requesting me to assist him in preparing a Shareholders' letter explaining the accounting treatment for stock-based compensation. There was never any indication that there was a "Disagreement". At this time I suggested that this letter be sent concurrent with the filing of the first quarters Form 10-QSB. He thanked me for my suggestion and commitment to my assistance in drafting the Shareholders' letter. Please note that in the Board Meeting 7 August William Wilson stated "Mr. Hollander promised B.W. to write a letter to shareholders, explaining his actions". I was never contacted by B.W. to write this letter. On August 7th I received a fax of his letter to shareholders' but did not read it until the review was substantially completed, copy attached. The review has not been completed until Tuesday 8 August, and as such, I did not read this letter until late Tuesday. After reading this letter I discovered that this letter had been sent to the Shareholders. I called Mr. Wilson and indicated to him that one, we previously agreed that I would assist him in drafting the letter and second, the facts were incorrect. After this conversation, I called the CFO and indicated to her that I was concerned with the facts as set forth in Mr. Wilson's letter and also I was offended that Mr. Wilson did not keep his commitment to me by allowing me to assist him in drafting the letter. Additionally I told her that I wanted to meet with the Audit Committee and asked her to make such arrangements. Shortly thereafter, she call and indicated to me she called Mr. Wilson and stated in fact that he made no such committment to me but, he would do anything I want him to do. I told the CFO that this was not acceptable.

The following morning, August 10th I called a member of the Audit Committee, Shelby Brewer, Ph.D. to inform him of my lack of confidence in dealing with Mr. Wilson and also asked him to convene an Audit Committee meeting. He indicated to me that he would do so. He did not convene such Audit Committee meeting.

During the course of the day a member of our staff provided me a copy of the Board meeting of August 7. Please note, this Board meeting indicates that Securities Counsel and the Board approved the letter to the Shareholders' and my commitment to write the letter to the shareholders.

Lastly, I will address the self serving conclusion Securities Counsel makes "lost confidence in the integrity of management, apparently as a result of management's action in question the Accounting Treatment". From my perspective there was never a question about the propriety of the Accounting Treatment but rather a lack of accounting knowledge of Directors and Audit Committee members of very sophisticated, complex and currently changing accounting principles.

An additional comment, please note that included in draft Form 8-K replacement auditor, "the Company has accelerated the involvement of the Successor Accountant and is using it as it independent auditor and independent certified public accountant with respect to the June 3 10-QSB". Please be advised that Successor Accountant, Corbin & Wertz, as required by SAS 7, has not contacted HL.




Hollander, Lumer & Co. LLP

Victor A. Hollander, Partner

Enclosures:

NURESCELL8KRESPONSE